UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number· | 3235-0123 |
| Expires: March 31, 2016 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER | |
|---|---|
| 8 - | 46837 |



## 14046117

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2013__ AND ENDING __12/31/2013__
                                    MM/DD/YY                        MM/DD/YY

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:      DBS Vickers Securities (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

 777 Third Avenue, Suite 26A
                                    (No  and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 Annemarie Brown                                    (212) 826-3559
                                    (Area Code -- Telephone No )

## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Rothstein Kass
                        (Name -- if individual, state last, first, middle name )

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
19 REGISTRATIONS BRANCH

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).

SEC 1410 (06-02)        **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION



I, ___Annemarie Brown_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as of
___December 31,_____ ,20 _13___ , are true and correct.  I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____
Signature

_____
VP, Financial Controller
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
       solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
       pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DBS VICKERS SECURITIES (USA) INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

# DBS VICKERS SECURITIES (USA) INC.

**CONTENTS**



Powered by Trust™



4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company"), as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 10, 2014

1

# DBS VICKERS SECURITIES (USA) INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalent | $ | 9,030,782 |
| Commissions and other receivable from affiliates | | 319,124 |
| Property and equipment, net | | 202,916 |
| Prepaid expenses and other assets | | 167,259 |
| Security deposit, office space | | 144,889 |
| Total assets | $ | 9,864,970 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | $ | 872,566 |
| Deferred tax liability | | 49,029 |
| Total liabilities | | 921,595 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, $.01 par value, | | |
| authorized, issued, and outstanding 1,000 shares | | 10 |
| Additional paid-in capital | | 2,684,990 |
| Retained earnings | | 6,258,375 |
| Total stockholder's equity | | 8,943,375 |
| | $ | 9,864,970 |

# DBS VICKERS SECURITIES (USA) INC.

**NOTES TO FINANCIAL STATEMENT**

---

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 10, 2014. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalent*

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

*Investment Banking*

Investment banking revenues include various expenses arising from securities offering in which the Company's services are provided. These revenues are recorded in accordance with the terms of the investment banking agreements, which are in accordance with GAAP.

*Research Income*

Research income represents monies for research services provided.

# DBS VICKERS SECURITIES (USA) INC.

**NOTES TO FINANCIAL STATEMENT**

---

### 1. Nature of business and summary of significant accounting policies (continued)

*Transactions in Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

# DBS VICKERS SECURITIES (USA) INC.

## NOTES TO FINANCIAL STATEMENT

---

## 1. Nature of business and summary of significant accounting policies (continued)

*Fair Value*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# DBS VICKERS SECURITIES (USA) INC.

**NOTES TO FINANCIAL STATEMENT**

---

## 2. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

| | | |
|---|---|---:|
| Furniture and fixtures | $ | 66,952 |
| Leasehold improvements | | 103,840 |
| Office equipment | | 1,400 |
| Computer software | | 11,336 |
| Computer hardware | | 209,076 |
| | | 392,604 |
| Less accumulated depreciation and amortization | | 189,688 |
| | $ | 202,916 |

Depreciation and amortization expense was approximately $64,000 for the year ended December 31, 2013.

## 3. Other assets

At December 31, 2013, the Company had a high yield savings account of approximately $145,000 pledged to third parties to collateralize a letter of credit related to a lease deposit in connection with the new operating lease agreement which was signed in November 2010.

## 4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company's net capital was approximately $8,109,000, which was approximately $7,859,000 in excess of its minimum requirement of $250,000.

# DBS VICKERS SECURITIES (USA) INC.

## NOTES TO FINANCIAL STATEMENT

___

### 5. Income taxes

The provision for income taxes for the year ended December 31, 2013 consists of the following:

| | | |
|---|---|---|
| **Current** | | |
| Federal | $ | 335,110 |
| State and local | | 62,304 |
| | | 397,414 |
| | | |
| **Deferred** | | |
| Federal | | (21,358) |
| State and local | | (7,315) |
| | | (28,673) |
| | | |
| | $ | 368,741 |

At December 31, 2013 the Company had a net deferred tax liability of approximately $49,000, which is primarily attributable to depreciation netted with deferred rent.

The difference between income tax expense and the amount computed at the Federal statutory rate primarily relates to state and local tax expense.

### 6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

### 7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions, and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

# DBS VICKERS SECURITIES (USA) INC.

**NOTES TO FINANCIAL STATEMENT**

---

## 8. Related party transactions

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. Pursuant to a clearing arrangement with the Parent and its affiliates, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The commissions receivable from customers collected by an affiliate amounted to approximately $319,000 as of December 31, 2013.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on the most current estimates and amounted to approximately $583,000 for the year ended December 31, 2013.

The Company pays commissions expense and other clearing fees to affiliates based on customer trading activity. This affiliate commission expense amounted to approximately $2,480,000 for the year ended December 31, 2013. The Company receives the commission revenue from customers after deducting the commission expense owed to the affiliates. As a result, there are no commissions payable to affiliates.

## 9. Commitments

On November 11, 2010, the Company entered into a new operating lease agreement for office space which expires on February 28, 2021.

Future minimum lease payments as of December 31, 2013 are as follows:

| December 31, | Operating Commitments |
|---|---|
| 2014 | $307,000 |
| 2015 | 307,000 |
| 2016 | 329,000 |
| 2017 | 333,000 |
| 2018 | 333,000 |
| Thereafter | 722,000 |
| **Total** | **$2,331,000** |

Rent expense for the year ended December 31, 2013 amounted to approximately $298,000.

# DBS VICKERS SECURITIES (USA) INC.

**NOTES TO FINANCIAL STATEMENT**

---

## 10. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2013, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2013 settled with no resultant loss being incurred by the Company.